Exhibit 99.1

Ardmore Shipping Announces Expansion of Board of Directors

HAMILTON, Bermuda, Jan. 14, 2016 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") announced that Mr. Curtis B. McWilliams has been appointed to the Company's Board of Directors.

Mr. McWilliams brings a wealth of experience in public company management, corporate governance, and investment banking to the Ardmore Board: he served as Chief Executive Officer of Trustreet Properties Incorporated, having previously held a number of roles throughout the finance industry, including a 13-year tenure as a senior investment banker at Merrill Lynch. He holds a BSE in Chemical Engineering from Princeton University and an MBA from Chicago Graduate School of Business. Mr. McWilliams also serves on the Board of Directors of Ashford Hospitality Prime, Inc., where he is the Lead Director and a member of the Audit Committee, and of Campus Crest Communities, Inc., where he serves as the chair of the Transaction and Risk & Investment Committees and a member of the Audit Committee.

Anthony Gurnee, Ardmore's Chief Executive Officer, commented, "We are delighted that Curtis McWilliams has agreed to join Ardmore as a Director and a member of the Audit Committee. Curtis's significant experience in investment banking, his service as CEO of a NYSE-listed company, and his time as an independent director to other public companies augment Ardmore's already-strong Board. We look forward to working with Curtis in our collective efforts to continue building long-term value for our shareholders."

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of mid-size product and chemical tankers ranging from 17,500 to 50,300 deadweight tonnes. The Company provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore's core strategy is to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships, maintain its cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools and time charters and enjoys close working relationships with key commercial and technical management partners. Ardmore views the continued development of these relationships as crucial to its long-term success.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, competition in the tanker industry, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, piracy or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
Tel: 646-673-9701
Email: bdegnan@igbir.com